Exhibit 99.2

STRICTLY PRIVATE AND CONFIDENTIAL

VIA ELECTRONIC MAIL

October 28th, 2025

Board of Directors

Marketwise, Inc.

1125 N. Charles Street

Baltimore, MD 21201

Dear Members of the Board of Directors:

I am writing to you on behalf of Monument & Cathedral Holdings, LLC (collectively with its affiliates, “M&C”) to submit this preliminary and non-binding proposal to acquire 100% of the outstanding equity interests of each of Marketwise, Inc. and Marketwise, LLC (“Marketwise” or the “Company”) that are not owned directly or indirectly by M&C, for cash consideration of $17.25 per share.

As you know, M&C operates a network of publishing businesses specializing in independent financial research, investing, and lifestyle content. Through our family of companies, we reach millions of readers worldwide with newsletters, subscription services, and digital media platforms. As Marketwise’s largest shareholder, with beneficial ownership and proxy voting rights representing approximately 43% of total voting power, M&C is uniquely focused on maximizing the value of Marketwise for the benefit of its customers, employees and shareholders.

At this juncture, we believe that Marketwise is better suited to achieving its strategic objectives as part of a larger family of digital media platforms than as a standalone public company. Since its listing in 2021, Marketwise has faced sustained operational and market headwinds, resulting in a significant share price decline and a reverse stock split to maintain listing compliance. Given our longstanding relationship with the Company and the scale of our network, M&C is uniquely positioned to support this next phase.

In light of these factors, and considering recent share price volatility, we believe that our proposal of $17.25 per share represents an extremely attractive value to Marketwise’s shareholders, representing a premium of approximately 21% to the 1-year volume-weighted average price per share and a premium of 18% to yesterday’s closing price. We note that our price is contingent upon the termination of the tax receivable agreement concurrent with the closing of the transaction with no payments or liabilities due thereunder in connection with the transaction or following it.

We propose to finance the transaction with equity capital, which would be provided by M&C and its affiliates from cash on hand. Our proposal does not depend on any financing contingencies. In addition, M&C anticipates the possibility of certain shareholders rolling over their shares in the proposed transaction, and may engage with such shareholders regarding this possibility. Our proposal assumes that, other than as disclosed in the Company’s public filings as of the date of this proposal, no change-of-control payments, transaction-related costs, or bonuses will be payable in connection with the transaction, and that from the date of the Company’s most recently publicly filed balance sheet through the closing of the transaction, no dividends will be declared or paid and no shares will be repurchased, other than ordinary dividends declared and paid in the ordinary course consistent with past practice.

In considering this proposal, you should be aware that M&C is only interested in pursuing the transaction contemplated by our proposal, and does not intend to sell M&C’s stake in Marketwise to any third party. Accordingly, M&C would not be supportive of Marketwise conducting any process to solicit other third party acquirors.

It is our expectation that a special committee (“Special Committee”) of independent and disinterested directors appointed by the Company’s Board of Directors will consider our proposal and make a recommendation to the Company’s Board of Directors. We will not move forward with our proposal unless it is negotiated and approved by such a Special Committee, as advised by independent legal and financial advisors.

We emphasize that neither the failure of a Special Committee to recommend a transaction nor the failure of the Company’s public shareholders to approve a transaction would adversely affect our ongoing relationship with the Company.

We and our advisors look forward to working with the Special Committee and its advisors to quickly complete our due diligence and negotiate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our proposal and this important transaction.

This proposal is non-binding and constitutes only a statement of the intentions of the parties hereto, does not contain all matters upon which an agreement must be reached for the transaction to be consummated and is not legally binding on or enforceable against M&C or the Company. There will be no agreement relating to any transaction between the parties (including the transaction described above) unless and until each party has executed a definitive, binding agreement governing such transaction.

Sincerely,

Monument & Cathedral Holdings, LLC

/s/ Jules Bonner

Jules Bonner

Chairman, Monument & Cathedral Holdings, LLC